July 27, 2018

Via EDGAR and Overnight Delivery

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     WEC Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 8-K Filed June 19, 2018
File No. 1-9057

Dear Mr. Thompson:

This letter sets forth the responses of WEC Energy Group, Inc. (the “Company”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated July 13, 2018, with respect to the above-referenced filings. For ease of reference, each of the Staff’s comments is set forth below (in bold), followed by our response (in regular type). As applicable, we will incorporate our responses to your comments in future filings.

Form 10-K for Fiscal Year Ended December 31, 2017

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, page 96

1.
Please tell us your consideration of disclosing balances of the major classes of depreciable assets by function or nature at each balance sheet date and depreciation expense for each year presented. Refer to ASC 360-10-50-1.

Mr. William H. Thompson
July 27, 2018

Company Response

We acknowledge that ASC 360-10-50-1 requires disclosure either in the financial statements or in the notes thereto, of total company depreciation expense for each year presented and the major classes of depreciable assets by nature or function at each balance sheet date.

We disclose combined depreciation and amortization expense for each year presented as a separate line item in our consolidated statements of income and cash flows. We have very few definite lived intangible assets, so amortization expense included within the depreciation and amortization line item within our financial statements is not material (approximately 1.2% of the combined depreciation and amortization line item in 2017). As such, we believe we are in compliance with the requirement in ASC 360-10-50-1 in all material respects.

We also believe we have complied with ASC 360-10-50-1 in all material respects as it relates to disclosing balances of the major classes of depreciable assets by function or nature of the assets because we disclosed depreciable assets by utility property, plant and equipment and non-utility and other property, plant and equipment. All of the assets classified as utility property, plant, and equipment, which accounted for 84.6% of total depreciable assets at December 31, 2017, are similar in that all such assets are subject to regulation and the cost of these assets is recovered through depreciation rates that are approved by our regulators. Although we do believe we are in compliance with the referenced guidance in all material respects, we acknowledge that a more detailed presentation of the nature of these assets would be meaningful. Therefore, beginning with our Annual Report on Form 10-K for the year ended December 31, 2018, we plan to expand the disclosure of the major classes of depreciable assets we disclose into the categories set forth in the table below (note that the amounts shown below for 2017 represent actual Company financial information).

(in millions)	2018	2017
Electric - generation	$—	$6,071.8
Electric - distribution	—	6,137.5
Natural gas - distribution, storage, and transmission	—	10,055.9
Property, plant, and equipment to be retired	—	930.6
Other	—	1,381.5
Less: Accumulated depreciation	—	(7,021.8)
Net	—	17,555.5
CWIP	—	508.2
Net utility property, plant, and equipment		18,063.7

We Power generation	—	3,460.7
Corporate services	—	169.6
Other	—	166.9
Less: Accumulated depreciation	—	(671.3)
Net	—	3,125.9
CWIP	—	157.4
Net non-utility and other property, plant, and equipment	—	3,283.3

Total property, plant, and equipment	$—	$21,347.0

Mr. William H. Thompson
July 27, 2018

NOTE 9 – COMMON EQUITY

Stock-Based Compensation Plans, page 98

2.
Please tell us your consideration of disclosing the weighted average grant-date fair value of nonvested stock options, restricted stock and performance units at the beginning and end of the year. Please refer to ASC 718-10-50-2c.2.

Company Response

We acknowledge that ASC 718-10-50-2c.2 requires disclosure for equity instruments, other than share options or share units, of the following information for the most recent year for which an income statement is provided: the weighted-average grant date fair value for nonvested awards at the beginning and end of the year and for those awards granted, vested or distributed, and forfeited during the year.

Because ASC 718-10-50-2c.2 excludes share options from its disclosure requirements, we have not disclosed the weighted average grant-date fair value for our nonvested stock options at the beginning and end of the year, or for those stock options granted, vested or distributed, or forfeited during the year. Instead, for our stock options we include the disclosures required by ASC 718-10-50-2c.1: the weighted average exercise prices for outstanding stock options at the beginning and end of the year and for those stock options granted, exercised or converted, forfeited, and expired during the year.

For our restricted shares, we believe we are in compliance with the disclosures required by ASC 718-10-50-2c.2. Our disclosures include the number and weighted average grant-date fair value of restricted shares outstanding at the beginning and end of the year and for restricted shares granted, released, and forfeited during the year. Because restricted shares are released on their vesting date, all of our outstanding restricted shares are nonvested. Beginning with our Annual Report on Form 10-K for the year ended December 31, 2018, we will clarify that all of our outstanding restricted shares are also nonvested.

We note that ASC 718-10-50-2g requires the same disclosures specified in ASC 718-10-50-2c.2 for liability instruments to the extent that the characteristics of the awards make such disclosure important to an understanding of an entity’s share-based compensation. For our performance units, which are classified as liability awards, we do not believe disclosure of weighted-average grant date fair value information is relevant. Since the compensation expense recognized and reported in our Annual Report on Form 10-K for the year ended December 31, 2017, was based on the fair value of the awards at December 31, 2017, rather than their grant date fair value, we believe disclosure of grant date fair value information was not meaningful for financial statement users to understand our accounting or financial reporting.

Mr. William H. Thompson
July 27, 2018

Form 8-K Filed June 19, 2018

Exhibit 99.1

Confident in Achieving Our EPS Growth Guidance, page 4

3.
Reference is made to the non-GAAP measure, adjusted earnings per share. In future filings please provide a reconciliation to the most comparable GAAP measure. Please refer to Rules 100(a)(1) and 100(a)(2) of Regulation G.

Company Response

We acknowledge the Staff’s comment and will include a slide in the appendix of our investor presentation showing the reconciliation of adjusted earnings per share to GAAP earnings per share. Our reference to adjusted earnings per share in the slide titled “Confident in Achieving our EPS Growth Guidance” will include a footnote cross-referencing to this new slide. For the Staff’s reference, the new reconciliation slide is attached to this letter.

If you have any questions regarding our responses, please do not hesitate to call our Vice President and Controller, William J. Guc at (414) 221-5093 or our Director – Legal Services – Corporate and Finance, Joshua M. Erickson at (414) 221-2544.

Sincerely,

/s/ Scott J. Lauber
Scott J. Lauber
Executive Vice President and
Chief Financial Officer

Reconciliation of Reported EPS (GAAP) to Adjusted EPS (Non-GAAP)

	2017	2016
Reported EPS – GAAP basis	$ 3.79	$ 2.96
Tax benefit related to Tax Cuts and Jobs Act of 2017	$ (0.65)	–
Acquisition Costs	–	$ 0.01
Adjusted EPS – Non-GAAP basis*	$ 3.14	$ 2.97

* WEC Energy Group has provided adjusted earnings per share (non-GAAP earnings per share) as a complement to, and not as an alternative to, reported earnings per share presented in accordance with GAAP. Adjusted earnings per share exclude a one-time reduction in income tax expense related to a revaluation of our deferred taxes as a result of the Tax Cuts and Jobs Act of 2017 as well as costs related to the acquisition of Integrys, neither of which is indicative of WEC Energy Group's operating performance. Therefore, WEC Energy Group believes that the presentation of adjusted earnings per share is relevant and useful to investors to understand the company's operating performance. Management uses such measures internally to evaluate the company's performance and manage its operations.

WEC Energy Group
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